
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 0 1 2010

Washington, DC
112

FACING PAGE

SEC FILE NUMBER
8-13910

SE   COMMISSION
..__J49

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   __01/01/09__   AND ENDING   __12/31/09__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **NEW ENGLAND SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1095 Avenue of the Americas__
                         (No. and Street)

__New York__	__NY__	__10036__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__John G. Martinez__   __908-253-2680__
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte & Touche LLP__
                        (Name - if individual, state last, first, middle name)

__Two World Financial Center__	__New York__	__New York__	__10281-1414__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



AFFIRMATION

I, John G. Martinez, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to New England Securities Corporation as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/25/2010
Signature   Date

VP & Financial and Operations Principal
Title

Subscribed and sworn to before me on
this 25th day of February, 2010

_____
Notary Public

NEW ENGLAND SECURITIES CORPORATION
(SEC. I.D. No. 8-13910)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of

New England Securities Corporation

We have audited the accompanying statement of financial condition of New England Securities Corporation (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of New England Securities Corporation at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2010

NEW ENGLAND SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 17,016,415
Cash segregated pursuant to Federal regulations	5,931,906
Commissions and fees receivable	6,376,000
Receivable from affiliates	940,997
Secured demand note receivable	35,000,000
Prepaid expenses	952,894
Deferred tax asset	4,313,132
Other assets	606,414
TOTAL ASSETS	$ 71,137,758

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$ 5,296,582
Due to affiliates	6,569,147
Due to customers	427,276
Accrued expenses and other liabilities	12,837,937
	25,130,942
Notes payable under subordinated secured demand note collateral agreements	35,000,000

STOCKHOLDER'S EQUITY:

Common stock, $250 par value; authorized 2,000 shares;	
issued and outstanding 1,000 shares	250,000
Additional paid-in capital	76,117,262
Accumulated deficit	(65,360,446)
Total stockholder's equity	11,006,816
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 71,137,758

See notes to statement of financial condition.

NEW ENGLAND SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

1. **ORGANIZATION**

   New England Securities Corporation (the "Company") is a wholly-owned subsidiary of New England Life Insurance Company, Inc. ("NELICO"), which is a subsidiary of Metropolitan Life Insurance Company. The ultimate parent company is MetLife, Inc.

   The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's business includes the offering of equity and debt securities, mutual funds, as well as investment advisory and financial planning services. The Company also sells variable annuity and variable life products issued by affiliated and unaffiliated insurance carriers, in addition to being the underwriter for NELICO variable annuity and variable life products.

   The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

   "MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates in the Preparation of Financial Statements - The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

   Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included in cash equivalents are $14,025,129 of money market funds held at Pershing. Substantially all the remaining balance is cash on deposit with JPMorgan Chase.

   Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash is held at JPMorgan Chase.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Fee revenues are recorded on an accrual basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of variable annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife, Inc. for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal taxes payable or receivable are due to or from MetLife, Inc. or its affiliates. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Adoption of New Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board ("FASB") approved FASB Accounting Standards Codification ("Codification") as the single source of authoritative accounting guidance used in the presentation of financial statements in conformity with GAAP for all non-governmental entities. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify existing GAAP, Codification did not have any impact on the Company's financial condition. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards are superseded and, therefore, are no longer referenced by title in the accompanying notes to the statement of financial condition.

Effective April 1, 2009, the Company adopted prospectively new guidance which establishes general standards for accounting and disclosure of events that occur subsequent to the balance sheet date but before the statement of financial condition is issued or available to be issued. It also requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. The Company has provided all of the required disclosures in its statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company earns commissions from affiliates for sales of variable annuity and variable insurance products of affiliated insurance companies equal to the Company's expenses incurred related to the sales of such products.

The Company also earns revenues from unaffiliated insurance companies for sales of insurance and annuity products, and has agreed to reimburse NELICO for the associated commissions paid to the sales force and to pay NELICO an amount equal to the excess of such revenues over the Company's commission expenses related to such sales.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

The Company has agreed to defray expenses of NELICO to the extent that a pre-determined percentage of commissionable revenues, excluding revenues from sale of insurance or annuity products, exceeds commission expenses related to such revenues.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2009, the Company had net capital of $37,689,949 which was $37,439,949 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife matches employee contributions to its defined contribution plan.

6. INCOME TAXES

The federal deferred tax asset primarily relates to contingency reserves. The state deferred tax asset relates to net operating loss carryforwards and contingency reserves. A 100% state deferred tax asset valuation allowance of $1,678,779 has been established at December 31, 2009, representing a $1,254,564 increase for the year ended December 31, 2009.

As of December 31, 2009, the Company had state net operating loss carryforwards of $8,521,184 which continue to expire in 2010.

7. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2009.

A former California registered representative is alleged to have misappropriated funds from customers. One of the customers has brought a lawsuit in California state court, and the Company has settled claims brought by two other customers. The Company is evaluating the amounts allegedly misappropriated from the remaining customers.

A Pennsylvania school district filed suit against the Company, a former registered representative of the Company, NELICO, and other defendants alleging split dollar variable life insurance plans sold by the former registered representative were not suitable and violated Pennsylvania's laws related to school districts. The claimant sought a return of premiums paid and a return of all payments made to the Company, plus punitive damages and attorneys' fees. The causes of action include fraud and deceit, insurer bad faith, professional malpractice, breach of contract, and breach of fiduciary duty. A settlement has been reached in this matter.

The Company conducted an internal investigation of an agency in Los Angeles concerning the referral of clients to an entity which the SEC has put into receivership for allegedly defrauding investors. Three of the Company's former representatives may have encouraged at least 50 clients to invest in this entity. Restitution is being made to customers.

The Massachusetts Securities Division and the SEC are investigating four representatives who referred 14 customers to invest in a fraudulent investment scheme orchestrated by an individual not affiliated with the Company, who was arrested and charged with defrauding approximately 130 investors.

The SEC contacted the Company in late January 2009 in relation to a former representative's alleged misappropriation of customer funds. Subsequent claimants were identified, and payments have been made by the Company to the customers to resolve these claims.

In April 2009, the Company filed a motion to vacate an arbitration award in a matter relating to a former representative's alleged misappropriation of funds through a fraudulent investment. A settlement was subsequently reached with the claimant.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

8. SECURED DEMAND NOTE

Effective December 31, 2009, the Company entered into a Secured Demand Note ("SDN") Collateral Agreement with NELICO pursuant to which NELICO transferred securities to the Company to collateralize NELICO's obligation to lend $10 million to the Company.

In addition, the Company holds collateral securities pursuant to a $25 million SDN with MetLife Insurance Company of Connecticut ("MICC") with a scheduled maturity of February 28, 2011.

Both SDNs bear interest at 0.5% per annum. At December 31, 2009, the collateral consisted of U.S. Government and U.S. Government Agency securities with a fair value approximating $45.6 million. The Company has not exercised its right to sell or repledge the collateral.

The SDNs provide the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liabilities "Notes payable under subordinated secured demand note collateral agreements" are subordinate to the claims of the general creditors. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2009, the Company has recorded no liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

10. **SUBSEQUENT EVENTS**

The Company evaluated the recognition and disclosure of subsequent events on February 25, 2010, the date the December 31, 2009 statement of financial condition of the Company was issued.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

New England Securities Corporation
1095 Avenue of the Americas
New York, NY 10036

In planning and performing our audit of the financial statements of New England Securities Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

Member of
Deloitte Touche Tohmatsu

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of

New England Securities Corporation
1095 Avenue of the Americas
New York, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by New England Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries and proof of payment to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a difference of $3,771.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting a difference of $10,222 in item 2c.(1).

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the Instructions In your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month In which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> New England Securities
> 501 Route 22
> Bridgewater, NJ 08807
> Attn: Peter Gruppuso, 03E-306E

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so Indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John G. Martinez (908)253-2680

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] ..... $ 80,870

B. Less payment made with SIPC-6 filed Including $150 paid with 2009 SIPC-4 (exclude interest) ..... (24,129)
   July 30, 2009
   Date Paid

C. Less prior overpayment applied ..... ( )

D. Assessment balance due or (overpayment) 56,741

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .....

F. Total assessment balance and Interest due (or overpayment carried forward) ..... $ 56,741

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) ..... $ 56,741

H. Overpayment carried forward ..... $( )

3. Subsidiaries (S) and predecessors (P) Included In this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it Is executed represent thereby that all information contained herein Is true, correct and complete.

New England Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 17th day of February, 20 10.

Vice-President
(Title)

This form and the assessment payment Is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years In an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____
Documentation _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec. 31 , 20 09
. Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 147,554,664

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. 9,504

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a. 8,381

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions 17,885

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 113,457,680

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,679,728

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 87,314

   (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

   Enter the greater of line (i) or (ii) 87,314

   Total deductions 115,224,722

2d. SIPC Net Operating Revenues $ 32,347,807

2e. General Assessment @ .0025 $ 80,870

(to page 1 but not less than $150 minimum)

2